

August 1, 2024

Sandstorm Gold Royalties Announces 2024 Second Quarter Results

Vancouver, BC | Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) has released its financial results for the second quarter ended June 30, 2024 (figures in U.S. dollars unless otherwise indicated).

Financial Highlights

- **$41.4 million of revenue** compared to $49.8 million in Q2 2023;

- **17,414 attributable gold equivalent ounces[1]** compared to 24,504 ounces in Q2 2023;

- **$32.6 million in cash flows from operating activities**, excluding changes in non-cash working capital[1], compared to $38.0 million in Q2 2023;

- **Cash operating margins[1] of $2,043 per attributable gold equivalent ounce**, representing a new record for the Company, compared to $1,744 per ounce in Q2 2023;

- **$10.5 million of net income** compared to net income of $2.7 million in Q2 2023.

Corporate Updates

Greenstone Pours First Gold

On May 23, 2024, Equinox Gold Corp. ("Equinox Gold") announced that it had completed its first gold pour at its 100% owned Greenstone gold mine in Ontario, Canada. Sandstorm holds a gold stream on the Greenstone mine whereby the Company is entitled to purchase 2.375% of gold produced at the mine until 120,333 ounces are delivered, and then 1.583% of gold produced thereafter. Sandstorm will make ongoing payments equal to 20% of the spot price of gold per ounce plus an additional payment of up to $30 per ounce in ESG contributions. Subsequent to quarter end, Sandstorm received its first deliveries under the Greenstone stream. Deliveries are expected to ramp-up through the second half of 2024, with Equinox Gold targeting commercial production in the third quarter 2024.

Balance Sheet Deleveraging Continues

During the second quarter, the Company continued to focus on deleveraging its balance sheet and made $27 million in net debt repayments. As at August 1, 2024, the Company's revolving credit facility had an outstanding balance of $383 million and the undrawn and available balance remaining is $242 million.

To further expedite this repayment schedule, the Company continued its strategy of monetizing non-core assets during the three months ended June 30, 2024. In May, the Company closed the first part of the previously announced transaction to sell a portfolio of non-core assets, including the Company's Highland Valley Copper royalty, for cash consideration of $15.4 million. While further monetization of the Company's investment portfolio is possible, subject to market conditions, the Company does not intend to monetize further royalty or stream assets.

Capital Allocation

As part of the Company's commitment to returning capital back to shareholders, the Company purchased 457,125 common shares for total consideration of $2.5 million during the six months ended June 30, 2024. Subsequent to quarter end, the Company purchased and cancelled approximately 90,000 of its common shares.

In June 2024, the Company declared a dividend of C$0.02 per share, which was paid on July 26, 2024.

Outlook

Based on the Company's existing streams and royalties, attributable gold equivalent ounces for 2024 are forecasted to be between 75,000 and 85,000 ounces. The Company's production forecast is expected to reach approximately 125,000 attributable gold equivalent ounces within the next five years.

Financial Results

For the three months ended June 30, 2024, the Company realized quarterly revenue of $41.4 million compared to $49.8 million for the comparable period in 2023. Approximately 67% of the Company's revenue in the second quarter was attributable to precious metals, 23% from copper, and 10% from other commodities.

	Revenue (in millions)	Gold Equivalent Ounces
Precious Metals	$27.6	11,943
Copper	$9.7	3,706
Other	$4.1	1,765
Total	**$41.4**	**17,414**

When compared to the same period in 2023, the decrease in revenue was attributable to a 29% decrease in attributable gold equivalent ounces sold, partially offset by a 17% increase in the average realized selling price of gold. The decrease in revenue was driven by several factors including, (i) a $5.6 million decrease attributable to the Company's Mercedes gold and silver streams as a result of the expected conclusion of the fixed gold delivery period at the end of 2023 and the restructuring of the gold and silver streams that closed in January 2024, (ii) a $2.7 million decrease in revenue attributable to the Cerro Moro silver stream due to a decrease in mine head grades and the corresponding decrease in silver stream sales, (iii) a $1.2 million decrease in revenue attributable to the Antamina mine following a reduction in the Company's royalty entitlement as a result of the partial disposition of the royalty to Horizon Copper Corp. in the second quarter of 2023, and, (iv) a $1.3 million decrease in revenue attributable to the Company's Aurizona royalty as a result of a geotechnical event at the mine leading to a pause in mining. The decrease in revenue was partially offset by a $1.6 million increase in revenue attributable to the Chapada copper stream primarily due to increases in the number of pounds of copper sold and the average realized selling price of copper.

Cash flows from operating activities for the three months ended June 30, 2024, were $34.4 million and the Company realized net income of $10.5 million, compared with $42.1 million in cash flows from operating activities and net income of $2.7 million for the comparable period in 2023. The change is due to a combination of factors including, (i) a $12.3 million increase in gains recognized on the revaluation of the Company's investments including a $7.4 million gain recognized as a result of the settlement of the Company's debenture due from Versamet Royalties Corporation ("Versamet", previously named Sandbox Royalties) by way of conversion to common shares of Versamet, and (ii) a $7.3 million decrease in depletion expense, primarily due to a decrease in attributable gold equivalent ounces sold. The change was partially offset by an $8.5 million decrease in revenue and a $4.8 million increase in tax expense.

Stream & Royalty Portfolio

Of the gold equivalent ounces sold by the Company during the second quarter of 2024, approximately 17% were attributable to mines located in Canada, 22% from the rest of North America, 42% from South America, and 19% from other countries.

	Revenue (in millions)	Gold Equivalent Ounces
Canada	$6.9	2,983
North America excl. Canada	$8.7	3,800
South America	$18.2	7,381
Other	$7.6	3,250
Total	**$41.4**	**17,414**

Canada

Streams and royalties on Canadian mines contributed approximately 8% more gold equivalent ounces to Sandstorm when compared to the second quarter of 2023. The increase was primarily driven by an increase in attributable gold equivalent ounces sold from the CEZinc smelter in Quebec and an increase in royalty revenue from the Copper Mountain mine in British Columbia. In May, Sandstorm announced the sale of its Copper Mountain royalty to Evolve Strategic Element Royalties Ltd. but retains the next $10 million of royalty revenues from the asset. The increase in attributable ounces sold was partially offset by a decrease in ounces sold from the Black Fox mine in Ontario and a decrease in royalty revenue attributable to the Diavik mine in Northwest Territories.

North America Excluding Canada

Gold equivalent ounces sold from operations located within North America, but outside of Canada, contributed 49% less gold equivalent ounces when compared to the second quarter of 2023. The change was primarily driven by a decrease in ounces attributable to the Company's Mercedes gold and silver streams as result of the expected conclusion of the fixed gold delivery period at the end of 2023 and the restructuring of the gold and silver streams that closed in January 2024.

South America

Operations in South America contributed 33% less gold equivalent ounces sold when compared to the second quarter of 2023. The change was driven by a decrease in silver ounces received and sold attributable to the Cerro Moro mine in Argentina partially offset by the average realized selling price of silver, which increased from an average of $25.00 per ounce during the three months ended June 30, 2023, to an average of $27.76 per ounce during the equivalent period in 2024. The change was also due to a decrease in royalty revenue attributable to the Antamina mine in Peru following the partial disposition of the royalty to Horizon Copper Corp. in the second quarter of 2023, which reduced the Company's royalty entitlement, partially offset by revenue related to the Antamina silver stream which was received as consideration for the partial disposition of the Antamina royalty in 2023. The decrease was partially offset by a 56% increase in the number of pounds of copper sold from the Chapada copper mine, as well as an increase in the average realized selling price of copper which increased from an average of $4.01 per pound during the three months ended June 30, 2023 to an average of $4.22 per pound during the equivalent period in 2024.

Other

Streams and royalties on mines in other countries contributed approximately the same number of gold equivalent ounces sold when compared to the second quarter of 2023. An increase in royalty revenue attributable to the Ivrindi mine in Türkiye and Houndé mine in Burkina Faso was partially offset by slight decreases in the number of attributable ounces sold from the Bonikro mine in Côte d'Ivoire and Blyvoor mine in South Africa.

Webcast & Conference Call Details

A conference call will be held on Friday, August 2, 2024, starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 76079285
Webcast URL: https://app.webinar.net/wA1ReLWxba0

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards" or "IFRS") including, (i) total sales, royalties, and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital.

(i) Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry.

(ii) Attributable gold equivalent ounce is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Attributable gold equivalent ounce is calculated by dividing the Company's total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company's gold streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(iii) Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

(iv) Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company's gold streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(v) Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure that is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Refer to pages 31–33 of the Company's MD&A for the quarter ended June 30, 2024, which is available on SEDAR+ at www.sedarplus.com, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Erfan Kazemi   **Mark Klausen**
Chief Financial Officer   Corporate Communications

604 689 0234   604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, statements regarding the Company's intention to monetize further royalty or stream assets; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2023 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.